SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






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                                                  :
                In the Matter of                  :
                                                  :
   CENTRAL AND SOUTH WEST CORPORATION, ET AL      :  CERTIFICATE
                                                  :
               File No. 70-8327                   :       OF
                                                  :
  (Public Utility Holding Company Act of 1935)    :  NOTIFICATION
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period October 1, 1997 through December 31, 1997.








The requested information for the fourth quarter of 1997 is as follows:


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                        CPL      PSO      SWEPCO     WTU     TOTAL
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LIST OF
MUNICIPALITIES TO       None     None      None      None    None
WHICH SERVICES WERE
PROVIDED
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AMOUNT OF REVENUES
RECEIVED                None     None      None      None    None
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EXPENSES INCURRED       None     None      None      None    None
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                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 6th day of February 1997.

                                   Central Power and Light Company
                                   Public Service Company of Oklahoma
                                   Southwestern Electric Power Company
                                   West Texas Utilities Company

                               /S/ R. RUSSELL DAVIS
                                   R. Russell Davis
                                   Controller and Chief Accounting
                                   Officer